Imperial Petroleum Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

July 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Arthur Tornabene-Zalas Irene Barberena-Meissner

Re:	Imperial Petroleum Inc.
Registration Statement on Form F-1 (File No. 333-266031)
Request for Acceleration of Effective Date

To whom it may concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Imperial Petroleum Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-266031), as amended, be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern time, on July 15, 2022, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Finn Murphy of Goodwin Procter LLP at (212) 459-7257 and that such effectiveness also be confirmed in writing.

Very truly yours,

Imperial Petroleum Inc.

By:	/s/ Harry Vafias
Name: Harry Vafias
Title: Chief Executive Officer and Director

cc: Finn Murphy, Goodwin Procter LLP